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SECURIT 02018047 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47572

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2002 306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PACKERLAND BROKERAGE SERVICES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 SECURITY BLVD., SUITE 101
(No. and Street)

GREEN BAY	WISCONSIN	54313
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH R. SCHUELER, PRESIDENT (920) 662-9500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BIGELOW & COMPANY
(Name — *if individual, state last, first, middle name*)

1345 W. MASON STREET	GREEN BAY	WISCONSIN	54303
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNETH R. SCHUELER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACKERLAND BROKERAGE SERVICES INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

K. R. [signature]
Signature

PRESIDENT
Title

Kathryn Smith
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bigelow & Company
ACCOUNTANTS

920-498-9400
920-498-9423 Fax

P.O. Box 2355
1345 West Mason St.
Green Bay, WI 54303

February 26, 2002

Board of Directors and Shareholders
Packerland Brokerage Services, Inc.
Green Bay, WI

We have audited the accompanying Balance Sheet of Packerland Brokerage Services, Inc. as of December 31, 2001, and the related statements of Income, Retained Earnings, Changes in Stockholders' Equity, Cash Flows, and the computation of Net Capital. These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As part of our audit, we performed a reconciliation of the audited computation of net capital and the broker-dealer's net capital as per the unaudited PART IIA. No unexplained differences were noted between the audited computation and the unaudited information provided by the Company on PART IIA.

Also, in conducting the audit in accordance with generally accepted auditing standards, we noted no material inadequacies in the procedures or systems of the Company.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Packerland Brokerage Services, Inc. as of December 31, 2001, and results of its operations and cash flows for the period then ended, in conformity with generally accepted accounting principles.

Bigelow & Company Accountants

PACKERLAND BROKERAGE SERVICES, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

CURRENT ASSETS	
Cash in Bank—Corporate Checking	$ 266,276
Cash in Bank—Special Account	100
Petty Cash	70
Receivables:	
Concessions	344,718
Other	102,687
Deposits and Prepaid Expenses	13,617
TOTAL CURRENT ASSETS	727,468
PROPERTY AND EQUIPMENT	
Equipment	62,724
Less: Accumulated Depreciation	27,257
TOTAL PROPERTY AND EQUIPMENT	35,467
OTHER ASSETS	
(Cash segregated under federal and other regulations)	
Associated Bank—Money Market	8,832
First Southwest—Deposit Account	5,000
Southwest—Deposit Account	33,160
Investment	40,000
TOTAL OTHER ASSETS	86,992
TOTAL ASSETS	$ 849,927

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITES	
Accounts Payable:	
Commissions	$ 375,952
Other	40,030
Accrued Employer Taxes	1,832
Income Taxes Payable, Including Deferred Taxes of $2,975	34,889
TOTAL LIABILITES	452,703
STOCKHOLDERS' EQUITY	
Common stock, $.02 Par Value—9000 Shares Authorized 6552 Shares Issued and Outstanding	165,590
Retained Earnings	231,634
TOTAL STOCKHOLDERS' EQUITY	397,224
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	$ 849,927

PACKERLAND BROKERAGE SERVICES, INC.
Statement of Income and Retained Earnings
For the Year Ended December 31, 2001

OPERATING REVENUES	
Concessions	$4,521,423
Trading	260,801
RIA Fees	86,113
Vendor Bonuses	48,627
Insurance	3,740
Other	30,259
TOTAL REVENUES	4,950,963
OPERATING EXPENSES	
Commissions	4,325,152
Wages	185,555
Payroll Taxes	24,721
Employee Medical Insurance	31,313
Advertising	14,283
Board of Director's Fee	39,600
Car Allowance	12,000
Depreciation	10,438
Diminimus Fringe	2,524
Dues and Subscriptions	2,515
Equipment Rental	4,600
Insurance	11,012
Interest	312
Licenses and Permits	648
Meeting	4,160
Miscellaneous	2,261
NASD Reg Fees and Fines	2,988
Office Supplies	10,773
Postage and Delivery	17,260
Printing and Reproduction	3,882
Professional Fees	20,160
Rent	34,409
Repairs	4,674
Taxes	7,386
Telephone	7,239
Travel and Entertainment	36,250
UPS Expense	6,106
Utilities	777
SIMPLE IRA Contributions	5,578
TOTAL OPERATING EXPENSES	4,828,576
OPERATING INCOME	122,387
OTHER INCOME (LOSS)	
Loss on Asset Disposal	(600)
Interest Income	3,890
INCOME BEFORE INCOME TAXES	125,677
PROVISION FOR INCOME TAXES	31,914
NET INCOME	93,763
BEGINNING RETAINED EARNINGS	137,871
ENDING RETAINED EARNINGS without Income Tax Deduction	$ 231,634

PACKERLAND BROKERAGE SERVICE, INC.
Statement of Changes in Stockholder Equity
Year Ended December 31, 2001

	Capital	Retained Earnings
Beginning Balance	$ 165,590	$ 137,871
Dividends		0
Net Income		93,763
Ending Balance	$165,590	$ 231,634

PACKERLAND BROKERAGE SERVICES, INC.
Statements of Cash Flow
Year Ending December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Concessions and miscellaneous revenues	$ 4,954,253
Cash paid to representatives and employees	(4,522,707)
Cash paid for deposits and prepaid expenses	(2,597)
Cash paid for other overhead	(386,301)
NET CASH EXPENDED BY OPERATING ACTIVITIES	42,648
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office equipment	(19,841)
Interest revenues earned	3,890
Loss on disposal of leasehold improvements	600
INVESTMENT	(40,000)
NET CASH PRODUCED BY INVESTMENT ACTIVITIES	(55,351)
NET INCREASE IN CASH	(12,703)
CASH AT BEGINNING OF YEAR	326,141
CASH AT END OF YEAR	$ 313,438
RECONCILIATION OF NET OPERATING INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net operating income	$ 89,874
Adjustments to reconcile operating income to net cash provided By operating activities:	
Depreciation	10,438
Increase in receivables	(35,110)
Increase in prepaids	(2,597)
Decrease in payables	(44,684)
Increase in Taxes Payable	24,727
NET CASH PRODUCED BY OPERATING ACTIVITIES	$ 42,648

PACKERLAND BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2001

Net Capital:	
Total Stockholders' Equity	$ 397,224
Deduct Stockholders' Equity Not allowed for Net Capital	0
Total Stockholders' Equity Qualified for Net Capital	397,224
Deductions and/or Charges:	
Nonallowable Assets:	
Office Furniture	35,467
Aged Receivables	16,778
Other	58,717
Net Capital	$ 286,262
Aggregate Indebtedness:	
(Items Included on Balance Sheet)	
Commissions Payable	$ 375,952
Accounts Payable	40,030
Accrued Income Taxes	34,889
Accrued Employer Taxes	1,832
Total Aggregate Indebtedness	$ 452,703
Computation of Basic Net Capital Requirement:	
Minimum Net Capital Requirement (Based on aggregate indebtedness)	$ 30,180
Minimum Dollar Requirement	$ 25,000
Excess Net Capital	$ 256,082
Excess Net Capital at 1000%	$ 240,992
Ratio: Aggregate Indebtedness to Net Capital	1.58 to 1

PACKERLAND BROKERAGE SERVICES, INC.
Notes to Financial Statements
December 31, 2001

Note 1 –Summary of Significant Accounting Principles

This summary of significant accounting policies of Packerland Brokerage Services, Inc. is presented to assist in understanding the Company's Financial Statements. The Financial Statements and notices are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the Financial Statements.

Nature of Business

The Company operates a brokerage services firm located in Green Bay, WI. The Company is licensed by the National Association of Securities Dealers, Inc. and is subject to the rules of that association. The Company currently purchases stocks and mutual funds at the request of its clients.

Cash and Cash Equivalents

For the purpose of the Statement of Cash Flows, the Company considers all highly liquid debt instruments or investments purchased with a maturity of six months or less to be cash equivalents.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using accelerated methods over the underlying asset's estimated useful life for audit statement purpose. For income tax purposes expensing elections and accelerated methods over their class life is used.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 2 – Cash Segregated Under Federal and Other Regulations

As required by the NASD, the Company has segregated cash of $30,000 for the benefit of its clients. The amount segregated is determined by the number of brokers and type of securities traded.

Note 3 – Employee Compensation Agreements

The Company has entered into agreements with Ken Schueler, President and Kathryn Smith, Vice-President with regard to: salary, car allowance and monthly commission to be paid as long as the Company makes a profit. The commissions are to be based on total income of the Company. The amounts are as follows: Ken Schueler – 1.25% and Kathryn Smith – 1.00%. Such payments shall continue in the event of retirement at age 65 or disability at any age. At the time of the employee's death, the Company shall continue payments to the spouse or then living children of the deceased for as long as they may live. The agreements also contain non-competitive restrictions on each of the employees. These agreements are to be replaced by a company purchase life insurance policy. The agreement with Ken Schueler, President was replaced in the year 2001. The other agreement with Kathyrn Smith, Vice President is anticipated to be replaced in the year 2002.

Note 4 – Lease Agreement

The Company entered into a lease agreement with the Bank of Mauston in 1999. The lease is for a term of five (5) years. Either party may terminate the lease upon giving ninety (90) days notice. Annual rent is equal to 100% of the first $70,000 of income generated in the lease premises, plus 60% of all income in excess of $70,000. Rentals are to be paid monthly. Upon termination of the lease, the Bank will pay the Company a minimum of $50,000 and a maximum of $100,000 in consideration of the Company executing a noncompete/noninterference agreement.

The Company entered into a lease agreement for office space for its Green Bay location with Packerland Building LLC on April 19, 2001, commencing September 1, 2001, for a term of 7 years ending September 1, 2008, at an annual rate of $ 58,000.00 per year with 3% annual raises. The company is also responsible for all utilities. The company has an option to renew the lease for 36 months at the end of the lease term. The remaining obligation under the lease as of December 31, 2001 is $ 425,087.00. The company has a fifty percent (50%) ownership in the lessor – Packerland Building LLC.

Note 5 – Compensation Agreements

The Company entered into an agreement with Brian Liesch and Tim Rohleder for compensation related to variable products. Each receives .2% of the total monthly sales of variable products. In addition, each received 100 Shares of Company Stock to enter into the agreement. The Agreement has no set termination date, but any party may terminate the agreement at any time.

Note 6 – Income Taxes

The current and deferred portions of the income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, are as follows:

	Current	Deferred	Total
Federal	$ 24,090	$ 2,975	$ 27,065
State	7,824	-	7,824
	$ 31,914	$ 2,975	$ 34,889

Note 7 – By Law Change

The Company by–laws were changed to allow six board of director members, an increase of two.

Bigelow & Company
ACCOUNTANTS

920-498-9400
920-498-9423 Fax

P.O. Box 2355
1345 West Mason St.
Green Bay, WI 54303

February 26, 2002

Board of Directors and Shareholders
Packerland Brokerage Services, Inc.
Green Bay, WI

In planning and performing our audit of the financial statements of Packerland Brokerage Services, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Packerland Brokerage Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs on internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that some lack of segregation of function exits. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Packerland Brokerage Services, Inc. for the year ended December 31, 2001, and this report does not affect our report thereon dated February 26, 2002. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at Packerland Brokerage Services, Inc., to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.